

10031322

AB 6/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66446

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Union Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street, 15th Floor
(No. and Street)

New York City	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rafael L. Marte, CPA – 732-536-4646
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name*)

406 Lippincott Drive, Suite J	Marlton	NJ	08053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 6/10

OATH OR AFFIRMATION

I, Peter D. Zhou, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm American Union Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Director

Title

IRA LEW
NOTARY PUBLIC STATE OF NEW YORK
NO. 01LE5064336
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES ON
AUGUST 12, 2010



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN UNION SECURITIES, INC.

TABLE OF CONTENTS



FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Stockholder
American Union Securities, Inc.

We have audited the accompanying statement of financial condition of American Union Securities, Inc. as of December 31, 2009, and the related statement of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Union Securities, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year than ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for the purposes of additional analyses and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman LLP

February 26, 2010

406 LIPPINCOTT DRIVE, SUITE J, MARLTON, NJ 08053 T 856.355.5900 F 856.396.0022 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

DFK

AMERICAN UNION SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS		
Cash and cash equivalents	$	10,475
Clearing broker deposit		100,000
Securities owned, at market value		680,878
Property and equipment, net		242
Security deposit		33,475
	$	825,070
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accrued expenses	$	36,816
Payable to clearing broker		115,092
Deferred tax liability		41,432
		193,340
Commitments		
Stockholder's equity		
Common stock, $.001 par value, 6,000,000 shares authorized, 100 shares issued and outstanding		-
Additional paid-in capital		521,290
Retained earnings		110,440
		631,730
	$	825,070

See notes to financial statements.

AMERICAN UNION SECURITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2009

Revenues	
Trading loss	$ (1,126,324)
Commissions	48,111
Interest and dividends	901
Investment banking income	78,096
Miscellaneous income	21,593
	(977,623)
Expenses	
Compensation	118,996
Rent	135,416
Professional services	68,261
Office	121,113
Depreciation	3,004
Clearing expense	116,949
Interest	2,740
Utilities	20,661
	587,140
Net loss	$ (1,564,763)

See notes to financial statements.

AMERICAN UNION SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2009

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount			
Balance, January 1, 2009, as previously reported	100	$ -	$ 507,690	$ 1,746,635	$ 2,254,325
Prior-period adjustment - deferred tax liability for built-in-gains	-	-	-	(41,432)	(41,432)
Balance, January 1, 2009, as restated	100	-	507,690	1,705,203	2,212,893
Contributed capital	-	-	13,600	-	13,600
Distributions	-	-	-	(30,000)	(30,000)
Net Loss	-	-	-	(1,564,763)	(1,564,763)
Balance, December 31, 2009	100	$ -	$ 521,290	$ 110,440	$ 631,730

See notes to financial statements.

AMERICAN UNION SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities		
Net loss	$	(1,564,763)
Adjustments to reconcile net loss to net cash provided by operating activities		
Depreciation		3,004
Changes in assets and liabilities		
Decrease in securities		1,465,411
Decrease in security deposit and other		5,000
Increase in payable to clearing broker		98,281
Increase in accrued expenses		3,836
Net cash provided by operating activities		10,769
Cash flows from financing activities		
Contributed capital		13,600
Distributions		(30,000)
Net cash used in financing activities		(16,400)
Decrease in cash and cash equivalents		(5,631)
Cash and cash equivalents, beginning of the year		16,106
Cash and cash equivalents, end of the year	$	10,475
Supplemental disclosure of noncash activities		
Cash paid during the year for		
Interest paid	$	2,740

See notes to financial statements.

AMERICAN UNION SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of the Business
American Union Securities, Inc. ("Company") is a registered broker-dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulation Authority (FINRA). The Company incorporated in the State of New York on June 9, 2004. The Company commenced operations as a broker-dealer on November 12, 2004.

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions on a fully disclosed basis and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k) (2) (ii).

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

Securities Transactions
Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation.

Income Taxes
The Company, with the consent of its stockholders, elected under the Internal Revenue Code to be an S corporation effective January 1, 2007. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal and New York State income taxes has been included in the financial statements. The shareholder's allocable share of the Company's income or loss is reportable on their personal income tax returns. Provisions are made for New York State S Corporation franchise tax and New York City general corporation tax.

Federal, state and local income tax returns for years prior to 2006 are no longer subject to examination by tax authorities.

Cash and Cash Equivalents
Cash and cash equivalents include short-term, highly liquid investments with original maturities of three months or less and all money market accounts.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments
The carrying amounts reported in the balance sheet for cash and cash equivalents, and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments.

Trading Securities
Security positions resulting from proprietary trading are reported at fair value, and gains or losses resulting from marking these securities to fair value are included in the statement of operations. Securities owned at December 31, 2009 consisted of corporate securities traded on national exchanges.

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Subsequent Events
These financial statements were approved by management and available for issuance on February 26, 2010. Management has evaluated subsequent events through this date.

2 - PRIOR-PERIOD ADJUSTMENT

At the time of the Company's election to be taxed as an S-Corporation, the Company had appreciated marketable securities of $467,174 with a tax basis of $348,795. This resulted in a deferred tax liability of $41,432, assuming an effective taxrate of 35%. Retained earnings at the beginning of 2009 have been adjusted to correct for this error. Had the error not been made, net income for 2007 would have decreased by $41,432.

3 - DEPOSITS WITH CLEARING BROKER

The Company is required to maintain a clearing deposit in the amount of $100,000. The Company, as an introducing broker, is required under the terms of its fully disclosed clearing agreement with its clearing broker to maintain net capital of $125,000 at all times. The Company was in compliance at December 31, 2009.

4 - REGULATORY NET CAPITAL

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2009, the Company has regulatory net capital of $244,828 and a minimum regulatory net capital requirement of $100,000. The Company's ratio of Aggregate Indebtedness to Net Capital was 0.62 to 1.

Under the provisions of Rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers and, is not subject to certain other requirements of the Consumer Protection Rule.

5 - COMMITMENTS

Customer Transactions
In the normal course of business, the Company can execute, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate non-performance by customers or counter parties in the above situations. The Company's policy is to monitor its market exposure and counter party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counter party and customer with which it conducts business.

Operating Lease
The Company amended its lease agreement on March 9, 2009 and extended the term of the lease through June 2014. The landlord holds a security deposit in the amount of $33,475. The future minimum obligation under the operating lease approximates the following:

Year Ending December 31,	
2010	$ 150,200
2011	150,200
2012	150,200
2013	150,200
2014	50,067
	$ 650,867

Rent expense for the year ended December 31, 2009 was $135,416.

6 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Office equipment and furniture	$ 3,905
Computer	12,694
	16,599
Less - Accumulated depreciation	(16,357)
	$ 242

7 - SECURITIES SOLD, NOT YET PURCHASED

The Company may, from time to time, sell securities it does not own in anticipation of a decline in the fair value of those securities. When the Company sells a security short, it must borrow the security sold short. A gain, limited to the price at which the Company sells the security short, or a loss, unlimited in amount, will be recognized upon the termination of a short sale. At December 31, 2009, there is no obligation for securities sold, not yet purchased.

8 - FAIR VALUE DISCLOSURES

The Company values its financial assets and liabilities in accordance with U.S. generally accepted accounting principles. Due to the nature of its operations, substantially all of the Company's assets are comprised of securities owned. Securities owned are carried at market value based on level 1 quoted market prices. Similarly, substantially all of the Company's liabilities arise from a payable to clearing organization. The payables are short-term in nature and the carrying amounts are a reasonable estimate of fair value.

9 - RISK AND UNCERTAINTIES

The Company invests in certain securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the balance sheet.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2009

AMERICAN UNION SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

Computation of net capital		
Total stockholder's equity	$	631,730
Add - Allowable deferred tax liability		41,432
Total allowable capital		673,162
Less - Non-allowable assets		
Fixed assets		242
Blocked securities		293,478
Security deposit		33,475
Net capital before haircuts		345,967
Haircuts on securities positions		
Other securities		101,139
Net capital	$	244,828
Computation of aggregate indebtedness		
Accrued expenses and payable to clearing broker	$	151,908
Aggregate indebtedness	$	151,908
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	10,127
Minimum dollar requirement		100,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	100,000
Excess net capital	$	144,828
Excess net capital at 1000 percent	$	229,637
Ratio - aggregate indebtedness to net capital		0.62 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009)		
Net capital, as reported in Company's Part II (unaudited) Focus Report	$	266,645
Increases (decreases resulting from December 31, 2009 audit adjustments, net)		(21,817)
Net capital, as included in this report	$	244,828

AMERICAN UNION SECURITIES, INC.

SCHEDULE II

STATEMENT PURSUANT TO RULE 17a-5(d) (2) OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

The Company had no liability subordinated to claims of general creditors as of January 1, 2009. In addition, there were none in existence during the year ended December 31, 2009, and accordingly, there are no changes to the report.

AMERICAN UNION SECURITIES, INC.

SCHEDULE III

STATEMENT REGARDING RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company operates under the exemptive provisions of paragraph (k) (2) (ii) of SEC Rule 15c3-3. The Company has no customers.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2009.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder
American Union Securities, Inc.

In planning and performing our audit of the financial statements of American Union Securities, Inc., as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountants
Marlton, New Jersey

February 26, 2010